UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 5, 2025

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Certain Officers and Directors

Mr. Xinliang Zhang, a member of the board of directors (the “Board”) of Meiwu Technology Company Limited, a British Virgin Islands company (the “Company”), resigned from his position as the Co-Chief Executive Officer (the “Co- CEO”) of the Company and a director of the Board, for personal reasons, effective on December 27, 2024. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Ms. Jinfeng He, a member of the Board of the Company, resigned from her position as a director of the Board, a member of the audit committee (the “Audit Committee”), the corporate governance and nominating committee (the “Nominating Committee”) and the compensation committee (the “Compensation Committee”) of the Board, for personal reasons, effective on December 27, 2024. Her resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Lam Kit Lam, a member of the Board of the Company, resigned from his position as a director of the Board, the Chairman of the Compensation Committee, and a member of the Audit Committee and the Nominating Committee, for personal reasons, effective on December 27, 2024. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Ms. Xiaoying Mu, a member of the Board of the Company, resigned from her position a director of the Board, the Chairwoman of the Audit Committee and the Nominating Committee, and a member of the Compensation Committee, for personal reasons, effective on December 27, 2024. Her resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

The Company’s board of directors has determined that each of Mr. Aiwei Luo, Mr. Peiqun Lin and Ms. Qiufei Chen is “independent” as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market. The Audit Committee will consist of Mr. Aiwei Luo, Mr. Peiqun Lin and Ms. Qiufei Chen, and Mr. Peiqun Lin will act as the chairman. The Nominating Committee will consists of Mr. Aiwei Luo, Mr. Peiqun Lin and Ms. Qiufei Chen, and Ms. Qiufei Chen will act as the chairwoman. The Compensation Committee will consists of Mr. Aiwei Luo, Mr. Peiqun Lin and Ms. Qiufei Chen, and Mr. Aiwei Luo will serve as the chairman.

In addition, upon appointment of Mr. Zhichao Yang as the Chief Executive Officer of the Company, Ms. Qiulan Li no longer serves as a Co- Chief Executive Officer of the Company. Ms. Li continues to serve as a director of the Company.

Appointment of Certain Officers and Directors

Effective January 6, 2025 the Board appointed Mr. Zhichao Yang as the Chief Executive Officer of the Company and a director of the Board, and Mr. Peiqun Lin, Mr. Aiwei Luo, and Mr. Hanwu Yang, each as a director of the Board. The biographical information of Mr. Zhichao Yang, Mr. Peiqun Lin, Mr. Aiwei Luo, and Mr. Hanwu Yang is set forth below.

Mr. Zhichao Yang, aged 41, possesses extensive experience in operations and business management within the healthcare and functional skincare industries. From August 2017 to November 2020, Mr. Yang has served as the Chief Executive Officer of Guangzhou Meirenguo Skill Training Co., Ltd., which operates a platform that provides minimally invasive aesthetic services and business management consulting services. In this capacity, he is responsible for overseeing the company’s operations, sales management, channel development, customer development planning and execution, and overall financial management. Since December 2020, Mr. Yang held the position of Chief Executive Officer at Fujian Chencai Health Industry Group Co., Ltd., a comprehensive health industry service platform providing services including comprehensive health services, medical aesthetic services, lifestyle beauty services, and business management consulting services. In this role, he was responsible for the development of the company’s organizational structure, business model planning, financial control, and the strategic planning for its subsidiaries, as well as overall operational oversight.

Mr. Zhichao Yang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into an employment agreement (the “Employment Agreement”) and a director offer letter (the “Zhichao Offer Letter”) with Mr. Zhichao Yang, which establishes other terms and conditions governing his service to the Company. He will receive an annual base salary of $200,000 for his services as the Chief Executive Officer. He will not receive any compensation as a director. The Employment Agreement and Zhichao Offer Letter are qualified in their entirety by reference to the complete text of the Employment Agreement and Zhichao Offer Letter, which are filed hereto as Exhibit 10.1 and Exhibit 10.2.

Mr. Peiqun Lin, aged 44, is experienced in marketing and brand development. From October 2018 to November 2011, he served as the marketing director of Quanzhou Weimei - Hello Beautiful Makeup Training School, an institution specializing in training in skills such as beauty, hairdressing, makeup, and nail art. He is responsible for overall marketing planning including the expansion of marketing channels, and the execution of the online and offline marketing campaigns. Since December 2020, he has served as the chief branding manager of Meixing Health Information Group Co., Ltd., which provides medical aesthetic services, lifestyle beauty services, and business management consulting services, where Mr. Lin is responsible for branding, marketing, advertising design, and the execution of both online and offline marketing campaigns. Mr. Lin obtain his secondary vocational degree in Interior Design from Guangdong Industry Polytechnic University in July 2001.

Mr. Peiqun Lin does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into a director offer letter (the “Lin Offer Letter”) with Mr. Peiqun Lin, which establishes other terms and conditions governing her service to the Company, he will not receive any compensation as a director. The Lin Offer Letter is qualified in its entirety by reference to the complete text of the Lin Offer Letter, which is filed hereto as Exhibit 10.3.

Mr. Aiwei Luo, aged 45, is experienced in financial management. From March 2019 to March 2021, he was the financial manager of Guangzhou Qingmi Cultural and Technological Services Co., Ltd., which focuses on providing educational services for children. He is responsible for overall financial management. Simultaneously, he was the financial manager of Guangzhou Bingquan Cosmetics Technology Co., Ltd., which engages in the business of wholesale and retail of cosmetics, wholesale and retail of daily necessities, and information consulting services. Mr. Luo was responsible for overall cost management. Since November 2022, he has been the financial director of Guangzhou Meixing Health Information Group Co., Ltd., which provides medical aesthetic services, lifestyle beauty services, and business management consulting services. Mr. Luo is responsible for the overall financial management. He obtained his bachelor’s degree in financial accounting education from Guangdong Polytechnic Normal University in July 2003.

Mr. Aiwei Luo does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into a director offer letter (the “Luo Offer Letter”) with Mr. Aiwei Luo, which establishes other terms and conditions governing her service to the Company, he will not receive any compensation as a director. The Luo Offer Letter is qualified in its entirety by reference to the complete text of the Luo Offer Letter, which is filed hereto as Exhibit 10.4.

Mr. Hanwu Yang, aged 50, is experienced in marketing. Since December 2019, he was the marketing director of Meiwu Zhishi Technology (Shenzhen) Co,. Ltd., which is a variable interest entity controlled by The Company, which is an electronic online platform designed to provide primarily clean food to customers. Mr. Yang is responsible for enhancing company performance by driving revenue growth. He obtained his bachelor’s degree in Chinese Language and Literature from Shaanxi Normal University in July 2002.

The Company entered into a director offer letter (the “Hanwu Offer Letter”) with Mr. Hanwu Yang, which establishes other terms and conditions governing her service to the Company, he will not receive any compensation as a director. The Hanwu Offer Letter is qualified in its entirety by reference to the complete text of the Hanwu Offer Letter, which is filed hereto as Exhibit 10.5.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Employment Agreement, dated January 6, 2025 by and between the Company and Zhichao Yang
10.2	Offer Letter, dated January 6, 2025 by and between the Company and Zhichao Yang
10.3	Offer Letter, dated January 6 2025 by and between the Company and Peiwun Lin
10.4	Offer Letter, dated January 6, 2025 by and between the Company and Aiwei Luo
10.5	Offer Letter, dated January 6, 2025 by and between the Company and Hanwu Yang

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Zhichao Yang
Zhichao Yang
Chief Executive Officer

Date: January 7, 2025